 Exhibit 99.1

Michigan Court Approves Order for the Appointment of Receiver over SKYMINT Assets; Sunstream & SKYMINT Co-operating for Orderly Transition of Assets

CALGARY, AB, March 13, 2023 /CNW/ - SunStream Opportunities LP ("SunStream"), an affiliate of SunStream Bancorp Inc., a joint venture sponsored by SNDL Inc. (Nasdaq: SNDL) ("SNDL"), has submitted the entry of a stipulated order (the "Order") by the Circuit Court for the County of Ingham, Michigan (the "Court"), for the appointment of a receiver (the "Receiver") in respect of all of the assets of Green Peak Industries, and certain affiliates, doing business as SKYMINT Brands ("Skymint"). On March 3, 2023, the Honorable Judge Draganchuk appointed Trust Street Advisors, LLC, through its agent, Gene R. Kohut, as Receiver over all of the assets of Skymint.

SunStream, through its affiliate Tropics LP, is the sole senior secured lender to Skymint.  The Order follows continuing and uncured events of defaults under certain senior loan agreements (the "Senior Loan Agreements") in respect of a series of debt financings made by Tropics LP to Skymint (the "Loans"). The Order was jointly submitted by Skymint and Tropics LP and entered by the Court. Skymint's business was deemed to be in jeopardy, and to protect against unnecessary diminution of value of the Skymint business, the Receiver was appointed. The Receiver is authorized and directed by the Court to take immediate possession and full control of the relevant Skymint assets (the "Receivership Property").  The receivership process is designed to facilitate a path to profitability or complete a sale or restructuring transaction. SunStream will retain its senior lien position during the receivership process and, in the event of a sale transaction, will be entitled to receive the proceeds of its collateral or to credit bid its secured claim to become the new capital and operating sponsor of a restructured Skymint business.  Pursuant to the Order, Skymint is directed to cooperate with the Receiver for the orderly transition of the management of the Receivership Property.

It is contemplated that existing employees and certain key management will remain in place to provide operational and management services to the Receiver. SunStream intends to continue to provide working capital financial support to Skymint throughout the Receivership process and remains committed to the success of the Skymint business as a going concern. SunStream believes that this additional financing will help stabilize Skymint's operations and maximize the value of the Receivership Property. As each of SunStream, Skymint and the Receiver are cooperating in the orderly transition of the Skymint assets, SunStream believes there will be limited disruption to the business and operations of Skymint during the receivership.

SunStream will provide further updates in respect of its Loans interests as the receivership process progresses.

ADVISORS

Honigman LLP is acting as legal for Tropics LP, and Miller Johnson is acting as legal counsel to Skymint.

ABOUT SUNSTREAM BANCORP INC.

SunStream is a joint venture sponsored by SNDL Inc. that leverages a strategic financial and operational partnership to target attractive risk-return opportunities in the cannabis industry in order to provide exposure to a broad portfolio of investments. Over the last two years, SunStream has deployed over US$400 million in loans to State licensed cannabis operators in the US, which include several multi-state operators.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.  For more information on SNDL, please go to www.sndl.com.

Sunstream logo (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2023/13/c6907.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 13-MAR-23